UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Board Changes

On October 17, 2022, Harry Holt notified the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) of his resignation as a member of the Board, effective as of that date, and as Deputy Chief Executive Officer of the Company, effective as of October 28, 2022. Also on October 17, 2022, Marcus Waley-Cohen notified the Board of his resignation as a member of the Board, effective as of that date.

The Company thanks Mr. Holt and Mr. Waley-Cohen for their service and wishes them the best in their future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: October 18, 2022	By:	/s/ Vincent Casey
Vincent Casey
Chief Financial Officer